Exhibit 77D

Effective June 15, 2007, the principal investment strategy of Wanger Select (the Fund), a series of Wanger Advisors Trust, was revised to (i) increase the number of companies in which the Fund may invest to generally 30 to 60, and (ii) permit the Fund to invest up to 33% of its assets, valued at the time of investment, in companies based outside the United States in developed markets (for example, Japan, Canada and the United Kingdom) and emerging markets (for example, Mexico, Brazil and Korea). Also, the principal investment risks of the Fund were revised to reflect that the Fund may not operate as a non-diversified fund at all times.

These changes did not require shareholder approval and were the subjects of a prospectus supplement filed with the Commission on June 15, 2007.

1

857942/D/1
857942/D/1